                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13G

        Commercial National Financial Corporation

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(Name of Issuer)

        Common Stock

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(Title of Class of Securities)

        202217105

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(CUSIP Number)

        March 10, 2005

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(Date of Event which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[x]     Rule 13d-1(c)

[ ]      Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and

for  any  subsequent   amendment   containing   information  which  would  alter

disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of

1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the

Notes).

1.       NAMES OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Gregg E. Hunter

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)      [ ]

        (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                80,180

6.       SHARED VOTING POWER

                 331,760

       --------------------------

7.       SOLE DISPOSITIVE POWER

                 80,180

8.       SHARED DISPOSITIVE POWER

                 331,760

      --------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 411,940

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)

        EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 12.07%

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12.      TYPE OF REPORTING PERSON*

                 IN

ITEM 1(a).        Name of Issuer:

        Commercial National Financial Corporation

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Item 1(b).        Address of Issuer's Principal Executive Offices:

900 Ligonier Street

Latrobe, PA 15650

Item 2(a).        Name of Persons Filing: Gregg E. Hunter

Item 2(b).        Address of Principal Business Office or, if None, Residence:        900 Ligonier Street, Latrobe, PA 15650

Item 2(c).        Citizenship: United States Citizens

Item 2(d).        Title of Class of Securities

                 Common Stock $2.00 Par Value ("Common Stock")

               ----------------------------------------------------------

Item 2(e).        CUSIP Number:     202217105

                                ---------------


Item 3.  If This Statement is Filed  Pursuant to Rule 13d-1(b),  or 13d-2(b)

or (c), Check Whether the Person Filing is a:

    (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

    (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

    (d) [ ] Investment  company  registered  under Section 8 of the  Investment

            Company Act.

    (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

    (f) [ ] An employee  benefit plan or endowment fund in accordance with Rule

           13d-1(b)(1)(ii)(F).

    (g) [ ] A parent holding  company or control person in accordance with Rule

            13d-1(b)(1)(ii)(G).

    (h) [ ] A savings  association  as defined in Section  3(b) of the  Federal

            Deposit Insurance Act.

    (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.    Ownership.   See footnote (*)

    Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount beneficially owned: 411,940

         The Reporting Person beneficially own 411,940 shares of the issuers

         Common Stock which are comprised of (i) 80,180 shares of Common Stock with direct ownership and (ii) 200,000 shares of Common Stock held as co-trustee of The Hunter Stock Trust with shared voting and investment power and (iii) 131,760 shares of Common Stock held by Ridge Properties Inc. Gregg E. Hunter is a 10% owner of that company.

(b)       Percent of class:

         12.07%

        ---------

(c)       Number of shares as to which such person has:

                  (i)  Sole power to vote or direct the vote

                          80,180

                 (ii)  Shared power to vote or to direct the vote

                         331,760

                 (iii)  Sole power to dispose or to direct the disposition of

                          80,180

                 (iv)  Shared power to dispose or to direct the disposition of 331,760

Item 5.     Ownership of Five Percent or Less of a Class.

         If this  statement  is being  filed to report  the fact that as of the date hereof the  Reporting  Persons  have ceased to be the  beneficial owner of more than five percent of the class of securities,  check the following [ ]. Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired

the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.    Identification and Classification of Members of the Group.

         Not applicable.

Item 9.    Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below the  undersigned  certifies  that, to the best of its knowledge  and  belief,  the  securities  referred  to above  were not acquired  and are not held for the  purpose  of or with the  effect of changing or  influencing the control of the issuer of the  securities

and were not  acquired  and are not  held in  connection  with or as a          participant in any transaction having that purpose or effect.

                                  SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief,  each of the undersigned  certifies that the information  with respect to it set forth in this statement is true, complete, and correct.

Dated:   March 21, 2005

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        By:  /s/ Gregg E. Hunter

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                       Gregg E. Hunter, Individual